FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Dividend Declaration dated 09 June 2021
Exhibit No. 2	Publication of Final Terms dated 14 June 2021
Exhibit No. 3	Publication of Final Terms dated 15 June 2021
Exhibit No. 4	Notice of Successor Rate and Adjustment Spread dated 15 June 2021
Exhibit No. 5	Publication of Final Terms dated 17 June 2021
Exhibit No. 6	Publication of Final Terms dated 30 June 2021

Exhibit No. 1

NatWest Group

9 June 2021

NatWest Markets Plc ‐ Declaration of Interim Dividend

NatWest Markets Plc ("NatWest Markets") today announces it has declared and paid an interim ordinary dividend to its parent company, NatWest Group plc (together with its subsidiaries, "NatWest Group"), of c.62.58 pence per ordinary share, corresponding to a total payment of £250 million.

Today's interim dividend would have resulted in the NatWest Markets Plc CET1 ratio as at 31 March 2021 reducing by c.101 bps to c.20.1%. There is no impact on the NatWest Group CET1 ratio.

Investor Relations

Paul Pybus
Head of Debt Investor Relations
+44 (0) 7769 161 183

Alexander Holcroft
Head of Investor Relations
+44 (0) 7775 014 194

Legal Entity Identifiers

NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 11 June 2021 for NatWest Markets Plc ("NatWest Markets") for USD 15,000,000  Floating Rate Notes due June 2026 (ISIN: XS2353419729) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectuses dated 2 March 2021 and 4 May 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8254B_1-2021-6-14.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding
NatWest Treasury Markets
Tel: +44 7385 366760

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 3

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 14 June 2021 for NatWest Markets Plc ("NatWest Markets") for EUR 100,000,000  Floating Rate Notes due May 2023 (ISIN: XS2346730174) (the "Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectuses dated 2 March 2021 and 4 May 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9481B_1-2021-6-15.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding
NatWest Treasury Markets
Tel: +44 7385 366760

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 4

NatWest Markets Plc

Notice of Successor Rate and Adjustment Spread

in relation to

USD 80,000,000 Floating Rate Notes due June 2024 (XS2010113459)

(the "Notes")

15 June 2021

NatWest Markets Plc (the "Issuer") announced on 12 March 2021 that it had determined that a "Benchmark Event" had occurred under the terms and conditions of the Notes.

As required by the terms and conditions of the Notes, the Issuer has appointed an Independent Adviser. The Independent Adviser has determined and notified the Issuer of the "Successor Rate" and "Adjustment Spread" set out below for the purposes of the Notes in accordance with the terms and conditions. This Successor Rate and Adjustment Spread are effective from the interest period commencing 18 June 2021.

The Successor Rate is Secured Overnight Financing Rate (SOFR), compounded in arrear, applying a 5 day backward-shifted observation period.

The Adjustment Spread is set at 26.161 bps in line with the public statements of the Alternative Reference Rates Committee (ARRC), and applying the International Swaps and Derivatives Association (ISDA) fixed fallback spread for 3m USD LIBOR. This Adjustment Spread will be fixed until maturity of the Notes (being the interest payment date falling on or nearest to 18 June 2024).

Accordingly, interest on the Notes will be calculated on the basis of the Successor Rate plus the Adjustment Spread, and the original Margin. Interest will continue to be paid quarterly.

Updates to the contractual documentation for the Notes, including consequential changes, consistent with the above determination, will be notified directly to Noteholders in accordance with the terms and conditions of the Notes.

For further information please contact your usual NatWest Markets contact or:

NatWest Group Investor Relations
Paul Pybus
Head of Debt Investor Relations
+44 20 7672 1758
 NatWest Group Media Relations
 +44 131 523 4205

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for NatWest Markets Plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Paul Pybus, Head of Debt Investor Relations for NatWest Group.

This announcement is not, and does not constitute or form any part of, an offer to sell or the solicitation, invitation or recommendation to purchase any securities of NatWest Markets plc. The securities discussed in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or other jurisdiction of the United States, and the securities may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (within the meaning of Regulation S under the Securities Act) unless they have been registered under the Securities Act, or are offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable U.S. state securities laws or local securities laws.

Legal Entity Identifier
NatWest Markets Plc	RR3QWICWWIPCS8A4S074

Exhibit No. 5

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 16 June 2021 (the "Final Terms") for NatWest Markets Plc ("NatWest Markets") for the €1,250,000,000 0.125% Senior Notes due 18 June 2026 (ISIN: XS2355599197) (the "Notes") issued under the £10,000,000,000 Euro Medium-Term Note Programme of NatWest Markets (the "Programme").

 The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectuses dated 2 March 2021 and 4 May 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2559C_1-2021-6-17.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding
NatWest Treasury Markets
Tel: +44 7385 366760

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Registration Document and the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 6

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 25 June 2021 for NatWest Markets Plc ("NatWest Markets") for GBP 100,000,000 0.762 per cent. Notes due 29 June 2023 (ISIN: XS2359410821) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectuses dated 2 March 2021 and 4 May 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5351D_1-2021-6-29.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding
NatWest Treasury Markets
Tel: +44 7385 366760

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2021

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary